United States Securities and Exchange Commission Washington, D.C. 20549 FORM 6-K REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 For the month of November 2024 Commission File Number 132-02847 INTER & Co, INC. (Exact name of registrant as specified in its charter) N/A (Translation of Registrant’s executive offices) Av Barbacena, 1.219, 22nd Floor Belo Horizonte, Brazil, ZIP Code 30 190-131 Telephone: +55 (31) 2138-7978 (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

3Q24 Earnings Release November 2024

Note: Definitions are in the Appendix section of this Earnings Release. 1 The super app for your financial life R$ 50 billion funding R$ 1.2+ trillion run rate TPV 34.9 million clients R$ 2.7 billion gross revenue R$ 260 million net income 11.9% ROE 3Q24 Highlights R$ 122 billion in AuC

I like to think of our business in three dimensions: our platform, our clients, and the vast opportunity to monetize our ecosystem. In terms of platform, we have built a differentiated financial super app offering a wide range of products and services, with personalization at scale. This quarter, we continued to innovate and enhance our super app to meet more of our clients’ needs. We launched a new digital payroll loan offer, enhanced the Pix finance experience, expanded Inter Shop’s Buy Now Pay Later features, and integrated Inter Pag into our PJ business. Our strong and growing base of 35 million clients is rewarding our efforts. The consistent improvement in activation and engagement metrics drives a massive level of interactions within our ecosystem, which can be seen, for example, in more than 15 million log-ins per day and 18 million depositors. Note: Definitions are in the Appendix section of this Earnings Release. 2 From Global CEO João Vitor Menin João Vitor Menin | Global CEO We have only scratched the surface when it comes to the opportunity to monetize our ecosystem. We are constantly optimizing our ability to upsell and cross-sell, that had resulted in record ARPAC of R$32.5 and R$ 1.2 trillion in run-rate TPV. As we execute our 60/30/30 plan, we continue to balance strategic investments in IT, marketing and people with operational efficiency. These investments will pave the way for continued growth, and notably did not impact our ability to increase profitability, reporting a record 12% ROE in the quarter. None of this would have been possible without our amazing team—they are our most valuable capital and I’m grateful for their commitment to what we’re building together. CEO Letter

3Q24 Strategic Update

inter&co

Growth & Innovation

- Added a record 1.1 million net new active clients
- New digital payroll loan offer

Clients & Engagement

- Reached R$ 1.2 trillion run rate TPV and edged up Pix market share to 8.1%
- Activation rate increased to 55.9% (highest since 3Q20)

Loan Portfolio & Funding Franchise

- Loans surpassed R$ 38 billion (35% YoY), with NPLs >90d, improving 14bps QoQ
- Funding reached R$ 50 billion, with transactional deposits growing by 30% YoY

Fees & Margins

- Net fees grew 21% vs. prior quarter, driven by growth in multiple products
- Solid capital allocation strategy led to record NIMs, before and after cost of risk

Profitability

- Net income reached record level of R$260 mm, R$243 mm after minorities
- Healthy ROE expansion trend, reaching 11.9% in the quarter

18MM clients with deposits

R$50BN funding

R$1.9k avg. deposits per active client



Distribution Platform

32% Fee Income Ratio

Record High NIMs

92% NIM 2.0 as % of CDI

Note: Definitions are in the Appendix section of this Earnings Release.

Strategic Update | Business Updates | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix

3

4 Forum Inter Connectivity Our own content platform, inside our financial super app Community to share: • Investments tips • News • Market outlook • And much more Inter Cel launched in 2021 Loop Duo Gourmet New ways to redeem points: • Soccer experiences • Pix insurance • VIP lounges • Invest Launch of benefits related to experiences, not only restaurants Present in 23 Brazilian cities1 Business Updates Strategic Update Business Updates Appendix Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals 2.5 MM Top-Ups active clients1 International e-SIM Note 1: As of September 30th, 2024.

5 Inter&Co Soccer Week Hyper-Personalization Inter&Co Stadium will host 2025 Florida Cup and 2025 FIFA Club World Cup Exclusive pre-sale and discounts for our clients One different app for each client Increasing cross-selling and ARPAC VIP Lounges Proprietary VIP lounges at: 1. Guarulhos (GRU) Biggest airport in LatAm 2. Curitiba (CWB) Business Updates Strategic Update Business Updates Appendix Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Global Expansion +3.6 million global clients1 Changing the way people bank globally Note 1: As of September 30th, 2024.

Quarter Highlights

inter&co

	3Q24	2Q24	3Q23	Variation % ΔQoQ	Variation % ΔYoY
Unit Economics					
Total Clients mm	**34.9**	33.3	29.4	+5.0%	+18.9%
Active Clients mm	**19.5**	18.4	15.5	+6.2%	+26.3%
Gross ARPAC R$	**47.2**	44.7	47.7	+5.4%	-1.1%
CTS R$	**12.6**	11.1	12.7	+13.3%	-0.4%
CAC R$	**34.4**	32.6	25.9	+5.5%	+32.8%
Income Statement					
Total Gross Revenue R$ mm	**2,684**	2,404	2,143	+11.7%	+25.2%
Net Revenue R$ mm	**1,676**	1,479	1,265	+13.4%	+32.4%
Pre Tax Net Income R$ mm	**294**	298	145	-1.2%	+102.2%
Net Income R$ mm	**260**	223	104	+16.8%	+149.6%
Net Income Excl. Minorities R$ mm	**243**	206	91	+17.5%	+165.8%
Balance Sheet & Capital					
Funding R$ bn	**50.3**	47.8	39.6	+5.3%	+27.0%
Shareholders' Equity R$ bn	**8.9**	8.6	7.4	+3.0%	+20.4%
Tier I Ratio %	**17.%**	19.3%	23.7%	-2.3p.p.	-673.6%
Volume KPIs					
Cards + PIX TPV R$ bn	**320**	290	219	+10.2%	+45.7%
GMV R$ mm	**1,381**	1,136	869	+21.6%	+58.9%
AuC R$ bn	**122**	105	83	+16.4%	+47.8%
Asset Quality					
NPL > 90 days %	**4.5%**	4.7%	4.7%	-0.1p.p.	-0.2p.p.
NPL 15-90 days %	**3.6%**	3.9%	4.3%	-0.3p.p.	-0.7p.p.
Coverage Ratio %	**130%**	130%	132%	-0.6p.p.	-2.4p.p.
Performance KPIs					
NIM 1.0 %	**8.1%**	7.8%	7.8%	+0.3p.p.	+0.3p.p.
NIM 2.0 - IEP Only %	**9.6%**	9.2%	9.2%	+0.3p.p.	+0.4p.p.
Risk Adjusted NIM 1.0 %	**4.8%**	4.6%	3.9%	+0.1p.p.	+0.8p.p.
Risk Adjusted NIM 2.0 - IEP Only %	**5.6%**	5.5%	4.6%	+0.1p.p.	+1.0p.p.
Cost of Funding % of CDI	**65.4%**	64.3%	61.7%	+1.1p.p.	+3.7p.p.
Fee Income Ratio %	**32.3%**	30.4%	35.3%	+1.9p.p.	-3.0p.p.
Efficiency Ratio %	**50.7%**	47.9%	52.4%	+2.8p.p.	-1.7p.p.
ROE %	**11.9%**	10.4%	5.7%	+1.5p.p.	+6.2p.p.
ROE Excl. Minority %	**11.3%**	9.8%	5.%	+1.5p.p.	+6.3p.p.

Note: Definitions are in the Appendix section of this Earnings Release.

Strategic Update | Business Updates | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix 6

Our targeted campaigns aimed at niche clients required higher investments in CAC but showed higher conversion rates. On the other hand, operational costs decreased again this quarter as we continue to improve efficiency in our onboarding process. 7 CAC In R$ YoYQoQ +6% +33% -2% -18% +12% +139% Note: Definitions are in the Appendix section of this Earnings Release. Unit Economics 12.7 45% 14.8 49% 13.0 44% 7.4 27% 8.4 32% 9.1 37% 14.4 50% 18.0 55% 20.1 58% 15.6 55% 15.6 51% 16.8 56% 19.7 73% 17.5 68% 15.5 63% 14.6 50% 14.6 45% 14.3 42% 28.3 30.4 29.8 27.1 25.9 24.6 28.9 32.6 34.3 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 Marketing Costs Operational Costs Appendix +1.1 MM 56 % Activation rate We added a record 1.1 million net active clients in 3Q24, combined with an activation rate increase for the 7th consecutive quarter, reaching 55.9%. These results were driven by a focus on attracting clients that are more likely to become primary users of our platform and activating them immediately after onboarding. Additionally, hyper-personalization, with targeted offers, enables us to more effectively cross-sell and offer specialized products such as BNPL, gift cards, home equity, and insurance products, generating additional revenue and decreasing churn. Net new active clients Client Growth & Engagement 51.2% 51.0% 51.5% 52.2% 52.7% 54.0% 54.9% 55.3% 55.9% 11.6 12.6 13.5 14.5 15.5 16.4 17.4 18.4 19.5 22.8 24.7 26.3 27.8 29.4 30.4 31.7 33.3 34.9 1 .0 6 .0 1 1.0 1 6.0 2 1.0 2 6.0 3 1.0 3 6.0 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 Act ive Clients YoYQoQ +5% +19% +6% +26% +64 bps +327 bps Total Clients In millions Business Updates Strategic Update Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals +3.3 p.p. YoY

Unit Economics

Business Clients & Inter Pag

With over 2 million accounts (6% of total), an 80% activation rate, and a growth rate of 18% YoY, our business clients represent an important growth opportunity. We offer businesses a wide range of services including free Pix transfers, tailored credit lines, approval management, loyalty program cards, and API solutions, among others.

Business Accounts
In thousands


+22% YoY
1,390
1,496
1,571
1,668
1,796
1,854
1,927
2,058
2,190
3Q22
4Q22
1Q23
2Q23
3Q23
4Q23
1Q24
2Q24
3Q24

Our recent acquisition of Inter Pag, a payment processing technology, further strengthens our offering in the segment by enabling us to offer acquiring services to our existing business clients, as well as working capital finance through credit card receivables anticipation.




interpag
inter
empresas
inter
empresas

Strategic Update | Business Updates | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix 8

Hyper-personalization and a deeper understanding of our clients and their needs has not only led to improved activation, but to quicker product adoption. We now have over 12 products with more than 1 million active clients, demonstrating our ability to monetize our client base by cross-selling within our super app ecosystem. Recent product launches, such as Inter Loop (rewards) and Piggy Bank1, have enabled us to reach millions of clients at record speed. Accelerating Product Adoption 9 Note 1: Meu Porquinho in Portuguese. Note 2: Existing products before 1Q19, however the actual number of active clients starts only from 1Q20 in order to fit the graph. Unit Economics Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Appendix Active Clients per Products In millions Older Funding Products Lending Products Newer Transactional Products 0 1 2 3 4 5 1 3 5 7 9 11 13 15 17 19 21 23 15.2 MM Pix 10.0 MM Inter Loop 2.0 MM FGTS 18.0 MM Deposits2 7.9MM Debit Card2 6.5MM Bill Payment (Boleto)2 4.1 MM Credit Cards2 3.8 MM CDB2 2.5 MM Top-Ups2 1.8 MM Savings Dep.2 1.3 MM Cards Insurance2 2.6 MM Piggy Bank1 Quarters of Relationship Business Updates Strategic Update 0 1 2 3 4 5 1 3 5 7 9 11 1 23 1.2 MM FGTS Insurance2

0 10 20 30 40 50 60 70 1 3 5 7 9 11 13 15 17 19 21 23 25 27 Unit Economics Client Monetization Gross ARPAC By Cohort In R$, monthly Quarters of RelationshipQuarters of Relationship Our cohorts performed strongly this quarter, seeing acceleration in revenue for both new and older cohorts. Moreover, for the first time ever, we surpassed the R$ 100 mark in the older cohorts, driven by the effectiveness of our hyper-personalization strategy. We achieved an ARPAC of R$ 32.5, a record level, underscoring the success of our monetization strategy. Net of cost to serve, we also reached a record milestone by obtaining a margin per active client of R$ 19.9. This is especially impressive given the saturation in the market, with 1.3 billion accounts in the Brazilian banking system. 3Q24 1Q18 ARPAC and CTS Evolution In R$, monthly Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Appendix 10 Note: Definitions are in the Appendix section of this Earnings Release. Net ARPAC By Cohort In R$, monthly R$67 Mature Net ARPAC R$32 Avg. Net ARPAC 3Q24 1Q18 R$100 Mature Gross ARPAC R$47 Avg. Gross ARPAC QoQ YoY +7% +6% Net ARPAC +13% -0% Cost to Serve +3% +11% Margin per Active Client (Net of Interest Expenses) 12.8 13.5 14.9 17.1 17.9 17.7 18.5 19.2 19.9 28.6 30.6 28.8 29.6 30.5 30.2 30.1 30.4 32.5 15.8 17.1 13.8 12.5 12.7 12.5 11.7 11.1 12.6 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 0 20 40 60 80 100 1 3 5 7 9 11 13 15 17 19 21 23 25 27 Business Updates Strategic Update

1.89 1.95 1.86 1.83 1.83 1.89 1.85 1.94 1.95 1 .60 1 .65 1 .70 1 .75 1 .80 1 .85 1 .90 1 .95 2 .0 Loan Portfolio Total Portfolio We had another strong quarter for loan growth, with our gross loan portfolio increasing by 35% YoY. The FGTS and Home Equity portfolios showed the largest growth, with YoY increases of 77% and 54%, respectively. We also saw strong performance in credit card receivables, a result of our strategy to deploy the increase in liquidity. Following our acquisition of Inter Pag, we have continued to finance the portfolio managed by the company. Our competitive funding costs and increased liquidity allow us to support this operation effectively. Our Consumer Finance 2.0 portfolio, which includes Pix Financing, BNPL, and Overdraft, saw 52% growth QoQ, now exceeding R$ 500 million. Despite the rapid growth in unsecured loans, the asset quality of the new portfolio remains healthy due to its short duration, lower average ticket, and high recurrence. Real Estate Personal SMBs Agribusiness Credit Card Total FGTS Anticip. of CC Receiv. Home Equity Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Appendix 11 R$ millions Note: Definitions are in the Appendix section of this Earnings Release. Note 1: Total gross loan portfolio divided by total active clients. 3Q24 2Q24 3Q23 ∆QoQ ∆YoY Gross Loan Portfolio Real Estate 10,266 9,704 7,528 +5.8% +36.4% Home Equity 3,119 2,767 2,031 +12.7% +53.6% Mortgage 7,147 6,937 5,497 +3.0% +30.0% Personal 8,004 7,555 6,663 +5.9% +20.1% FGTS 2,890 2,568 1,631 +12.5% +77.2% Personal excluding FGTS 5,114 4,987 5,032 +2.5% +1.6% SMBs 4,150 4,359 3,439 -4.8% +20.7% Credit Cards 10,770 10,508 8,650 +2.5% +24.5% Agribusiness 517 845 764 -38.8% -32.4% Total 33,706 32,972 27,044 +2.2% +24.6% Anticip. Of C.C. Receivables 4,354 2,703 1,215 +61.1% +258.3% Total inc. Anticip. Of C.C. Rec. 38,060 35,674 28,259 +6.7% +34.7% Variation % Gross Loan Portfolio In R$ billions Business Updates Strategic Update Loans per Active Client1 4.4; 20% 4.7; 19% 4.9; 20% 5.2; 20% 5.5; 19% 6.3; 20% 6.6; 21% 6.9; 19% 7.1; 19% 1.5; 7% 1.6; 6% 1.7; 7% 1.8; 7% 2.0; 7% 2.3; 7% 2.5; 8% 2.8; 8% 3.1; 8% 4.6; 21% 4.8; 20% 5.0; 20% 5.2; 20% 5.0; 18% 5.2; 17% 5.1; 16% 5.0; 14% 5.1; 13% 0.4; 2% 0.7; 3% 1.1; 4% 1.3; 5% 1.6; 6% 1.9; 6% 2.4; 7% 2.6; 7% 2.9; 8% 3.0; 14% 3.4; 14% 3.1; 12% 3.2; 12% 3.4; 12% 3.9; 12% 3.4; 11% 4.4; 12% 4.1; 11% 0.6; 3% 0.7; 3% 0.8; 3% 0.7; 3% 0.8; 3% 0.7; 2% 0.8; 3% 0.8; 2% 0.5; 1% 6.4; 29% 6.9; 28% 7.3; 29% 7.7; 29% 8.7; 31% 9.5; 30% 10.1; 31% 10.5; 29% 10.8; 28% 21.0 22.7 23.8 25.1 27.0 29.8 30.9 33.0 33.7 1.0; 5% 1.8; 8% 1.3; 5% 1.3; 5% 1.2; 4% 1.2; 4% 1.3; 4% 2.7; 8% 4.4; 11% 22.0 24.5 25.1 26.5 28.3 31.0 32.1 35.7 38.1 - 5 .0 1 0. 0 1 5. 0 2 0 .0 2 5. 0 3 0 .0 3 5. 0 4 0 .0 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 Total Excl. Anticip. Of CC Receiv.

Asset Quality

NPLs

Our solid asset quality performance and stable coverage ratio reflect our commitment to prudently managing credit risks, providing valuable financial solutions, and delivering sustainable value to our shareholders.

We continue to operate a high-quality and highly collateralized credit portfolio, making it resilient to credit cycles. Both NPLs for 15 to 90 days and those over 90 days showed significant improvements, decreasing by 33 and 14 bps, respectively. On a cohort basis, newer credit card clients continue to perform better than older cohorts, which provides a positive outlook for future quarters.

Stage 3 formation was impacted to converge with CMN Resolution 4966, which establishes a minimum cure period for renegotiated portfolios that must remain in Stage 3. Only the renegotiations made in Q3 have moved to Stage 3, while the older ones remained in Stage 2. Going forward, all new renegotiations will be initially booked as Stage 3 due to Resolution 4966.

NPLs
In %


4.7%
4.6%
4.8%
4.7%
4.5%
4.3%
4.0%
4.4%
3.9%
3.6%
3Q23
4Q23
1Q24
2Q24
3Q24
NPL > 90 days
NPL 15 to 90 days

NPL and Stage 3 Formation
In %


Impact of converging to CMN Resolution n# 4,966
1.6%
1.5%
1.5%
1.7%
1.9%
1.6%
1.5%
1.5%
1.7%
1.6%
3Q23
4Q23
1Q24
2Q24
3Q24
NPL Formation
Estage 3 Formation

Cost of Risk
In %


5.9%
5.2%
5.2%
5.0%
5.1%
3Q23
4Q23
1Q24
2Q24
3Q24

Credit Cards NPL 90 days per cohort[1]
In %


2Q24
4Q21
3
4
5
6
7
8
9
10
11
12
Months of Relationship

Coverage Ratio[2]
In %


132%
132%
131%
130%
130%
3Q23
4Q23
1Q24
2Q24
3Q24

Note 1: Cohorts defined as the first date when the client has his limit available. NPL per cohort = NPL > 90 days balance of the cohort divided by total credit card portfolio of the same cohort. Note 2: Including Provision for expected loss.

Strategic Update | Business Updates | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix 12

10.4; 34% 11.6; 36% 11.0; 33% 11.7; 33% 12.3; 31% 14.4; 33% 13.8; 32% 15.1; 32% 15.9; 32% 9.6; 31% 10.5; 32% 11.7; 35% 13.0; 36% 15.1; 38% 16.3; 38% 16.9; 39% 18.8; 39% 21.2; 42% 6.9; 23% 6.2; 19% 6.6; 20% 7.0; 20% 7.5; 19% 8.1; 19% 8.2; 19% 8.5; 18% 9.0; 18% 3.8; 12% 4.2; 13% 4.2; 13% 3.9; 11% 4.7; 12% 4.7; 11% 4.8; 11% 5.3; 11% 4.1; 8% 30.7 32.5 33.5 35.7 39.6 43.5 43.8 47.8 50.3 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 Funding Deposits Note 1: Deposits per active client considers total demand deposits plus time deposits by the total number of active clients of the quarter. Note 2: Loans to funding ratio considers total gross loan portfolio divided by total funding. Note 3: Includes saving deposits, creditors by resources to release and liabilities with financial institutions (securities sold under agreements to repurchase, interbank deposits and borrowing and onlending). Note 4: Excluding Conta com Pontos balance. Note 5: Includes Conta com Pontos correspondent balance and demand deposits. Note 6: Average CDI daily rate during the quarter. Funding & Funding per Active Clients In R$ billions & in R$ thousand Cost of Funding6 In %, annualized Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Appendix 13 QoQ YoY -0.1 p.p. -2.8 p.p. Average CDI Rate +1.1p.p. +3.7p.p. Cost of Funding (% of CDI) +0.067p.p. -1.4 p.p. Cost of Funding We experienced another solid quarter of funding, reaching the milestone of R$50 billion, a 27% increase compared to last year. This growth was primarily driven by time deposits and transactional deposits, which increased by 40% and 30%, respectively. Piggy Bank (“Meu Porquinho” in Portuguese), now with R$ 3.4 billion AuC, drove growth in time deposits. On average, our active clients had R$1,900 in deposits, highlighting the improving quality across cohorts. Our competitive cost of funding is a result of high transactional deposits. Despite years of strong balance sheet growth, transactional deposits remain robust and funding cost among the lowest in the banking industry. 7.9% 7.5% 8.1% 8.0% 8.2% 7.2% 7.0% 6.8% 6.8% 13.5% 13.7% 13.7% 13.7% 13.3% 12.2% 11.3% 10.5% 10.4% 59.0% 54.8% 59.7% 58.6% 61.7% 59.2% 61.9% 64.3% 65.4% 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 Business Updates Strategic Update 1.71 1.75 1.68 1.71 1.77 1.87 1.77 1.85 1.90 1 .60 1 .65 1 .70 1 .75 1 .80 1 .85 1 .90 1 .95 QoQ YoY +3% +7% Deposits per Active Client +1.0 bps +4.3 bps Loans to Funding Ratio +5% +27% Total -22% -13% Other +6% +21% Securities Issued +13% +40% Time Deposits +5% +30% Transactional Deposits 72% 75% 75% 74% 71% 71% 73% 75% 76% 7 0% 7 2% 7 4% 7 6% 7 8% 8 0% 1 2 3 4 5

Financial Performance

Revenue

We reached R$2.7 billion in total gross revenue and R$1.7 billion in net revenue, reflecting a 32% annual growth. Once again, we had a strong performance in net interest income, even in a lower inflation scenario, driven by ongoing repricing.

Our fees also showed solid growth this quarter, increasing by 21% as a result of hyper-personalization and effective cross-selling.

R$2.7bn Gross revenue

R$1.7bn Net revenue

Revenue
In R$ millions



QoQ YoY
2,684 +12% +25% Total Gross Revenue
+10% +23% Total Gross Revenue (Excl. Inter Pag)
1,676 +13% +32% Total Net Revenue
+11% +30% Total Net Revenue (Excl. Inter Pag)
+21% +21% Net Fee Revenue
+15% +16% Net Fee Revenue (Excl. Inter Pag)
+10% +39% Net Interest Income
+9% +37% Net Interest Income (Excl. Inter Pag)
3Q22 1,540 850 295 35% 556 65%
4Q22 1,704 1,002 327 33% 675 67%
1Q23 1,800 1,024 313 31% 712 69%
2Q23 1,939 1,150 348 30% 802 70%
3Q23 2,143 1,265 447 35% 819 65%
4Q23 2,197 1,313 437 33% 876 67%
1Q24 2,291 1,401 430 31% 971 69%
2Q24 2,404 1,479 449 30% 1,030 70%
3Q24 Excl. Inter Pag 2,638 1,641 517 31% 1,125 69%
3Q24 2,684 1,676 541 32% 1,135 68%

R$ millions

	3Q24	2Q24	3Q23	Variation % ΔQoQ	Variation % ΔYoY
Total Revenues					
Interest income incl. loan hedge results	**1,434**	1,360	1,159	+5.4%	+23.8%
Income from securities and derivatives excl. loan hedge results	**537**	442	430	+21.3%	+24.7%
Revenues from services and commissions	**602**	517	423	+13.3%	+24.8%
Other revenues	**111**	85	131	+31.5%	-15.2%
Total gross revenue	**2,684**	**2,404**	**2,143**	+11.7%	+25.2%
Interest expenses	**(836)**	(773)	(770)	+8.2%	+8.5%
Expenses from services and commissions	**(38)**	(33)	(32)	+14.4%	+16.8%
Cashback expenses	**(104)**	(91)	(48)	+14.5%	+115.5%
Inter Loop	**(30)**	(29)	(27)	+6.4%	+13.2%
Total net revenue	**1,676**	**1,479**	**1,265**	+13.4%	+32.4%

Note: Definitions are in the Appendix section of this Earnings Release.

Strategic Update | Business Updates | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix 14

6.4% 7.2% 7.4% 8.1% 7.8% 7.6% 7.8% 7.8% 8.1% 7.4% 8.4% 8.7% 9.5% 9.2% 9.0% 9.2% 9.2% 9.6% 3.9% 5.1% 4.4% 4.8% 4.6% 5.0% 5.3% 5.5% 5.6% 3.4% 4.4% 3.8% 4.1% 3.9% 4.3% 4.5% 4.6% 4.8% 2. 0% 3. 0% 4. 0% 5. 0% 6. 0% 7. 0% 8. 0% 9. 0% 10. 0% 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 Financial Performance NIM Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Appendix 15 QoQ YoY +33.9bps +38.0bps NIM 2.0 - IEP Only +31.5bps +32.8bps NIM 1.0 +13.9bps +98.4bps Risk Adjusted NIM 2.0 - IEP Only +13.5bps +83.8bps Risk Adjusted NIM 1.0 QoQ YoY + 3.9 p.p. + 22.5 p.p. NIM 2.0 - IEP Only + 3.6 p.p. + 19.2 p.p. NIM 1.0 + 1.7 p.p. + 18.9 p.p. Risk-Adjusted NIM 2.0 + 1.6 p.p. + 16.1 p.p. Risk-Adjusted NIM 1.0 Our NIMs had another solid quarter, reaching record levels in NIM 2.0 and risk-adjusted NIM 2.0. These metrics have consistently shown growth over the past quarters, mainly driven by the ongoing effects of improvements in credit origination models, optimized client targeting, and enhanced capital allocation, both credit and securities. Note: Definitions are in the Appendix section of this Earnings Release. Note 1: Average CDI daily rate during the quarter. 47.4% 77.9% 55.3% 91.7% 29.1% 53.6% 24.9% 45.6% 20 .0% 30 .0% 40 .0% 50 .0% 60 .0% 70 .0% 80 .0% 90 .0% 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 NIM In % NIM1 In % of CDI 9.6% NIM 2.0 Business Updates Strategic Update +38 p.p. YoY

3Q24 2Q24 3Q23 ∆QoQ ∆YoY Cashback expenses (104) (91) (48) +14.5% +115.5% Inter Loop (30) (29) (27) +6.4% +13.2% Other expenses (38) (33) (32) +14.4% +16.8% Net result from services and commissions 430 364 316 +17.8% +34.5% Other revenues 111 85 131 +31.5% -15.2% Performance 14 17 49 -14.5% -70.6% Capital gains (losses) 8 6 25 +39.4% -69.5% Foreign exchange 30 12 27 +142.6% +11.0% Other 60 50 31 +18.9% +94.2% Net fee income 541 449 447 +20.6% +21.1% Variation % Financial Performance Fee Revenue Net Fee Revenue & Net Fee Income Ratio In R$ millions & in % of revenue Net Fee Revenue and SG&A Evolution In R$ millions & in % Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Appendix 16 Net fee revenue increased by 21% year-over-year, driven by solid performances in commissions, especially in shopping, FX, interchange and investments. The consolidation of Inter Pag also added R$ 24 million fee growth and fee income ratio rose to 32% of total net revenues, covering 69% of our SG&A costs. Note: Definitions are in the Appendix section of this Earnings Release. R$ millions 295 327 313 348 447 437 430 449 542 35% 33% 31% 30% 35% 33% 31% 30% 32% -5% 0% 5% 10% 15% 20% 25% 30% 35% 40% - 1 0 2 0 0 3 0 0 4 0 0 5 0 0 6 0 0 7 0 0 8 0 0 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 Net Fee Income Fee Income Ratio 295 327 313 348 447 437 430 449 542 592 685 596 575 614 628 628 660 787 50% 48% 52% 60% 73% 70% 69% 68% 69% -100% -80% -60% -40% -20% 0% 20% 40% 60% 80% - 1 0 2 0 0 3 0 0 4 0 0 5 0 0 6 0 0 7 0 0 8 0 0 9 0 0 1 ,0 0 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 Net Fee Income SG&A SG&A ÷ Net Fee Revenue 3Q24 2Q24 3Q23 ∆QoQ ∆YoY Net result from services and commissions Interchange 295 255 214 +15.8% +37.6% Commission and brokerage fees 221 189 143 +17.0% +55.0% Banking and credit operations 26 28 24 -6.1% +8.7% Investments 36 28 21 +28.9% +70.7% Other 24 17 21 +39.3% +16.1% Total revenues from services and commissions 602 517 423 +16.6% +42.4% Variation % Interchange from debit and credit cards Inter Shop, Seguros, Invest and Global Commissions Business Account fees and credit underwriting fees Inter Invest management, admininstration fees and DCM Banking related commission fees Cashback expense from all products Inter Loop expenses excluding cost of funding Withdrawls, Real Estate commissioning and others MasterCard, Liberty and B3 performance fees Payments for overdelivered performance Exchange revenues, including USEND Other revenues Business Updates Strategic Update

Financial Performance

Expenses



To advance our commitment to excellence, we continue to invest strategically in marketing, technology, and people. This proactive approach supports our goal of optimizing processes and sustaining strong revenue growth as we implement our 60/30/30 plan.



Receber.
Investir.
Assinar.
Sem trocar de app.
inter
Receber.
Investir.
Assinar.
Sem trocar de app.
inter
O Super App da sua vida financeira.

Our marketing efforts focused on targeted campaigns to attract more active clients and a second wave of our campaign to increase brand awareness.

Personnel expenses grew mainly in IT to support new and existing features and deliver the best product to our clients, through the adoption of new technologies, such as AI and the hyper-personalization.



Your next financial App.
inter&co
inter&co
Your next financial App.

Finally, the integration of Inter Pag, which is still underway, led to increased personnel expenses this quarter. We are still in the early stages of this integration and have not yet fully realized the potential synergies between the two companies.

Expenses Breakdown
In R$ millions



3Q22: 592 — 166; 28% / 36; 6% / 23; 4% / 190; 32% / 176; 30%
4Q22: 685 — 171; 25% / 56; 8% / 40; 6% / 178; 26% / 240; 35%
1Q23: 596 — 157; 26% / 38; 6% / 20; 3% / 209; 35% / 172; 29%
2Q23: 575 — 127; 22% / 41; 7% / 21; 4% / 200; 35% / 186; 32%
3Q23: 614 — 151; 25% / 41; 7% / 22; 4% / 190; 31% / 211; 34%
4Q23: 628 — 154; 25% / 41; 7% / 30; 5% / 180; 29% / 221; 35%
1Q24: 628 — 154; 24% / 42; 7% / 34; 5% / 207; 33% / 190; 30%
2Q24: 660 — 181; 27% / 53; 8% / 49; 7% / 173; 26% / 204; 31%
3Q24 Excluding Inter Pag: 738 — 189; 26% / 46; 6% / 83; 11% / 182; 25% / 238; 32%
3Q24: 787 — 204; 26% / 53; 7% / 83; 11% / 188; 24% / 259; 33%

QoQ	YoY	
+19%	+28%	Total
+12%	+20%	Total Excl. Inter Pag
+13%	+36%	Other [2]
+6%	+27%	Other Excl. Inter Pag
+1%	+31%	D&A
-13%	+14%	D&A Excl. Inter Pag
+66%	+271%	Advertisement & marketing
+65%	+269%	Advertisement & Mkt. Excl. Inter Pag
+9%	-1%	Data processing [3]
+5%	-4%	Data Processing Excl. Inter Pag
+27%	+23%	Personnel [4]
+16%	+13%	Personnel Excl. Inter Pag

Note 1: IFRS Financial Statements lines: "Personnel expenses", "Depreciation and Amortization", "Administrative Expenses". Note 2: Others = third party services; rent, condominium fee and property maintenance; provisions for contingencies and Financial System services. Note 3: Data processing and information technology. Note 4: Personnel Expenses including Share-based and M&A Expenses. Salaries and benefits (including Board).

Strategic Update | Business Updates | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix 17

Financial Performance Efficiency R$ millions Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Appendix 18 Despite an increase in expenses due to strategic investments and the Inter Pag acquisition, cost to serve is 0.4% lower than last year, still benefiting from economies of scale. Note: Definitions are in the Appendix section of this Earnings Release. Cost-to-Serve In R$, monthly 3Q24 2Q24 3Q23 ∆QoQ ∆YoY Total expenses (787) (660) (615) +19.2% +28.2% Personnel expenses (259) (204) (211) +26.8% +22.9% Depreciation and amortization (53) (53) (41) +0.6% +31.4% Administrative expenses (475) (403) (363) +17.9% +30.9% Total net revenues 1,553 1,379 1,171 +12.6% +32.5% Net interest income 1,135 1,030 819 +10.2% +38.6% Net result from services and commissions 430 364 316 +18.1% +36.3% Other revenues 111 85 131 +31.5% -15.2% Tax expenses (124) (99) (94) +24.4% +31.4% Efficiency Ratio 50.7% 47.9% 52.4% +2.8 p.p. -1.7 p.p. Personnel Efficiency Ratio 16.7% 14.8% 18.0% +1.9 p.p. -1.3 p.p. Administrative Efficiency Ratio 34.0% 33.1% 34.4% +0.9 p.p. -0.4 p.p. Variation % Business Updates Strategic Update 15.8 17.1 13.8 12.5 12.7 12.5 11.7 11.1 12.6 0 2 4 6 8 10 12 14 16 18 20 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 -0.4% YoY

114 119 115 137 140 158 172 179 192 202 227 100 89 89 95 108 96 91 98 100 100 104 126 7 0 10 0 13 0 16 0 19 0 2 20 2 50 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 223 118 Financial Performance Efficiency Revenue vs. Expenses In %, index in a 100 basis Efficiency Ratio In % Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Appendix 19 We accelerated revenue growth, and the gap between the growth rates of net revenue and expenses remains in line with our 60/30/30 plan. In terms of efficiency, we achieved a ratio of 50.7%, and 48.7% when excluding the effects of the Inter Pag acquisition. This quarter, we added a new layer of operational leverage by integrating Inter Pag, which started with a stand-alone efficiency ratio close to 100%. Going forward, we expect that synergy gains, cost structure optimization, and accelerated revenue growth from business clients and cross-selling will drive improved scale gains in our efficiency ratio. Note: Definitions are in the Appendix section of this Earnings Release. Personnel + Adm Expenses Net revenue Net revenue (Excl. Inter Pag) Personnel + Adm Expenses (Excl. Inter Pag) Total Administrative Eff. Ratio Personal Eff. Ratio Total (Excl. Inter Pag) Administrative Eff. Ratio (Excl. Inter Pag) 75.0% 73.4% 62.4% 53.4% 52.4% 51.4% 47.7% 47.9% 50.7% 22.3% 25.7% 18.0% 17.3% 18.0% 18.1% 14.5% 14.8% 16.7% 52.7% 47.7% 44.3% 36.1% 34.4% 33.2% 33.3% 33.1% 34.0% 0 .0% 10 .0% 2 0. 0% 3 0. 0% 4 0. 0% 5 0. 0% 6 0. 0% 7 0. 0% 8 0. 0% 9 0. 0% 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 48.6% 32.9% 15.7% Personnel Eff. Ratio (Excl. Inter Pag) Business Updates Strategic Update

Financial Performance

inter&co

Net Income

We achieved an 11.9% ROE and a record net income of R$260 million during 3Q24.

We remain focused on delivering on our 60/30/30 plan as we enhance our performance and explore new opportunities and markets.

R$260 MM
+150% YoY
Net income

11.9%
+6.2 p.p. YoY
ROE

Net Income & ROE
In R$ millions & In %



ROE
ROE Excluding Minorities
Net Income
Net Income Excluding Minorities
-1.7% 1.8% 1.4% 3.6% 5.7% 8.5% 9.7% 10.4% 11.9%
-1.7% 1.6% 0.7% 2.7% 5.0% 8.2% 9.2% 9.8% 11.3%
(30) (30)
32 29
11 24
49 64
91 104
151 160
183 195
206 223
243 260
3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24

Note: Definitions are in the Appendix section of this Earnings Release.

Strategic Update | Business Updates | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix 20

3Q24 2Q24 3Q23 ∆QoQ ∆YoY Capital Ratio Reference Equity - Tier I (RE) 5,558 5,895 5,964 -5.7% -6.8% Risk-Weighted Asset (RWA) 32,686 30,562 25,122 +6.9% +30.1% Capital Requirement 6,047 5,654 4,648 +6.9% +30.1% Margin on Capital Requirements 7,684 8,581 9,290 -10.5% -17.3% Tier-I Ratio (RE/RWA) 17.0% 19.3% 23.7% -2.3 p.p. -6.7 p.p. Variation % Capital Ratio Capital Ratio One of our key competitive advantages is our robust capital base, which is entirely comprised of high-quality Tier I capital, with no hybrid instruments. To sustain this advantage over time, we have established a ROE-driven underwriting framework based on the return on allocated capital. The follow-on offering conducted in January 2024 significantly increased the capital available at the holding level, resulting in a more efficient capital structure that enhances the overall profitability of our business. To further optimize our capital structure, we have focused on increasing our capital base at the holding level. In 3Q24 the excess capital in the holding level reached R$ 1.1 bn, a 48% quarter-over-quarter increase. This approach creates a streamlined structure where Inter continues to grow while enhancing efficiency. As of the third quarter of 2024, our Tier I ratio at the banking level decreased to 19.3%, primarily due to (1) growth in loans and investments, (2) dividend payments from Banco Inter S.A. to Inter&Co, (3) adjustments in goodwill and tax credits due to Inter Pag’s consolidation and (4) semi- annually operational risk adjustment. Reference Equity In R$ billions Gross Loan Portfolio Growth QoQ Tier-I Ratio RWA Growth QoQ RWA & Tier I Ratio In R$ millions & in % Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Appendix 21 Tier-I Ratio – Banco Inter S.A. In % Minimum Capital Requirement3 Banco Inter S.A. Excess Capital2 Banco Inter S.A. Source: Banco Inter Bacen GAAP Financial Statements. Note 1: Capital hold at the Inter&Co Holding level. Note 2: Additional reference equity considering minimum capital requirement of 10.5%. Note 3: Considering a Tier-1 Ratio of 10.5%. 23.7% 23.0% 20.3% 19.3% 17.0% 0 .0% 5 .0% 10 .0% 15 .0% 2 0. 0% 2 5. 0% 3Q23 4Q23 1Q24 2Q24 3Q24 -4% 6% 8% 6% 7%7% 10% 4% 11% 7% -6% -4% -2% 0% 2% 4% 6% 8% 10% 12% 3.4 3.4 2.1 2.1 1.1 5.6 6.7 - 1 .0 2 .0 3 .0 4 .0 5 .0 6 .0 7 .0 8 .0 Banco Inter Inter&Co Excess Capital Inter&Co1 +20%YoY Business Updates Strategic Update

8.0; 46% 8.6; 45% 8.6; 46% 9.2; 47% 10.3; 49% 11.7; 49% 11.9; 51% 12.3; 51% 12.9; 51% 9.3; 54% 10.5; 55% 9.9; 54% 10.4; 53% 10.9; 51% 12.2; 51% 11.3; 49% 12.0; 49% 12.6; 49% 17 19 18 20 21 24 23 24 26138 158 163 177 198 230 234 266 294 155 178 181 197 219 253 257 290 320 - 10 .0 2 0. 0 3 0. 0 4 0. 0 5 0. 0 6 0. 0 7 0. 0 8 0. 0 9 0. 0 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 Business Verticals Our Ecosystem BANKING & SPENDING SHOPPING INVESTMENTS INSURANCE GLOBALCREDIT LOYALTY Cards + Pix TPV Gross Loan Portfolio GMV Highest GMV ever AuC Strong AuC growth Sales High margin business Global Clients Brazilian clients as main focus Clients Attractive new revenue stream Banking Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Appendix 22 Debit Credit Pix Total Cards + Pix TPV In R$ billions 7.300,35 Our financial super app offers an integrated digital experience with a comprehensive suite of commercial and banking products. We continue to focus on enhancing our platform to meet our clients’ needs and improving the customer experience. We achieved R$320 billion in transactions via Pix, debit, and credit cards from our customers. The majority of these transactions were processed through Pix, totaling R$294 billion in volume for the quarter. This marks a 48% increase YoY and indicates a substantial Pix transaction market share of 8.1%, reflecting an approximately 30 bps QoQ gain. Note: Definitions are in the Appendix section of this Earnings Release. +46% YoY 1.3mm 3.6mm 10.0mm320bnR$ 38.1bnR$ 1.4bnR$ 122bnR$ Business Updates Strategic Update

Business Verticals Loyalty Shopping Investments Insurance Global Active Contracts & Sales In millions & in thousands AuC & Deposits in US Dollars In USD millions Active Clients & GMV In millions & in % Active Clients & AuC In millions & in R$ billions Loyalty Clients In millions Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Appendix 23 Insurance had another historic quarter, with record-breaking growth across operational and financial metrics. Our active contract base more than doubled compared to 3Q23, reaching 3.4 million. Our leadership position in the market is a result of our diversified portfolio, integrated experiences, scale, and profitability. Our Global Account achieved 3.6 million global clients. In 3Q24, we achieved an AuC of USD 1.5 billion, and we rank among the top three financial institutions in Brazil for the number of remittances transactions abroad. We also launched the Spanish version of our financial super app, enabling us to target and onboard even more immigrants who live in the United States. In 3Q24, we reached 3.4 million active clients, alongside a remarkable quarterly GMV of R$ 1.4 billion, and 1.42 purchases per second in the “On-us” transactions. We are actively reaccelerating our GMV by increasing cashback as a strategic initiative to offer BNPL operations to our marketplace clients. In 3Q24, 6% of the total GMV was converted to BNPL transactions. In 3Q24, we reached R$ 122.5 billion in total AuC and added approximately 2 million active clients since 3Q23, achieving 6.3 million investments active clients. This growth is a testament to our dedication to providing value-added services and ensuring a seamless and engaging experience for our clients. Inter Loop reached 10 million clients in 3Q24, which means that 51% of our active clients currently engage with our loyalty program. This demonstrates our ability to successfully influence client behavior and foster engagement across verticals. Note: Definitions are in the Appendix section of this Earnings Release. GMV Active Clients Active Clients AuC Policies Sold Active Contracts 272 1,474 - 2 0 0 4 0 0 6 0 0 8 0 0 1 ,0 0 1 ,2 0 1 ,4 0 1 ,6 0 3Q23 3Q24 322 1,3081.6 3.4 -3. 0 -2. 0 -1.0 - 1. 0 2.0 3.0 4.0 - 2 0 0 4 0 0 6 0 0 8 0 0 1 ,0 0 1 ,2 0 1 ,4 0 1 ,6 0 1 ,8 0 2 ,0 0 3Q23 3Q24 82.9 122.5 4.2 6.3 -13. 0 -11.0 -9. 0 -7. 0 -5. 0 -3. 0 -1.0 1. 0 3.0 5.0 3 0 .0 5 0 .0 7 0. 0 9 0 .0 1 10 .0 1 30 .0 1 50 .0 3Q23 3Q24 0.9 1.4 2.9 3.4 -1 .0 -0 .5 - 0 .5 1 .0 1 .5 2 .0 2 .5 3 .0 3 .5 - 0 .2 0 .4 0 .6 0 .8 1 .0 1 .2 1 .4 1 .6 1 .8 3Q23 3Q24 4.0 10.0 0 .0 2 .0 4 .0 6 .0 8 .0 10 .0 12 .0 3Q23 3Q24 Business Updates Strategic Update

Appendix

inter&co

Balance Sheet

R$ millions

Balance Sheet	09/30/2024	06/30/2024	09/30/2023	Variation % ΔQoQ	Variation % ΔYoY
Assets					
Cash and cash equivalents	2,274	2,797	4,297	-18.7%	-47.1%
Amounts due from financial institutions	5,225	5,280	3,474	-1.0%	+50.4%
Compulsory deposits	4,185	3,726	2,191	+12.3%	+91.0%
Securities	20,593	18,276	14,908	+12.7%	+38.1%
Derivative financial instruments	26	7	9	+265.9%	+179.7%
Net loans and advances to customers	31,481	30,807	25,297	+2.2%	+24.4%
Non-current assets held-for-sale	185	180	169	+2.7%	+9.1%
Equity accounted investees	10	88	72	-88.2%	-85.5%
Property and equipment	360	194	174	+85.9%	+107.3%
Intangible assets	1,617	1,662	1,322	-2.7%	+22.2%
Deferred tax assets	1,416	1,218	1,071	+16.2%	+32.1%
Other assets	2,457	2,338	2,094	+5.1%	+17.4%
Total assets	**69,828**	**66,573**	**55,079**	**+4.9%**	**+26.8%**
Liabilities					
Liabilities with financial institutions	10,404	10,914	9,418	-4.7%	+10.5%
Liabilities with clients	39,136	35,978	29,064	+8.8%	+34.7%
Securities issued	9,048	8,543	7,463	+5.9%	+21.2%
Derivative financial liabilities	9	14	21	-37.0%	-58.0%
Other liabilities	1,790	1,982	1,260	-9.7%	+42.0%
Total Liabilities	**61,053**	**57,966**	**47,711**	**+5.3%**	**+28.0%**
Equity					
Total shareholder's equity of controlling shareholders	8,622	8,462	7,260	+1.9%	+18.8%
Non-controlling interest	161	146	108	+10.7%	+49.3%
Total shareholder's equity	**8,783**	**8,608**	**7,368**	**+2.0%**	**+19.2%**
Total liabilities and shareholder's equity	**69,837**	**66,573**	**55,079**	+4.9%	+26.8%

Strategic Update | Business Updates | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix 24

Appendix

Income Statement

R$ millions

Income Statement	3Q24	2Q24	3Q23	Variation % ΔQoQ	Variation % ΔYoY
Interest income from loans	1,412	1,172	1,107	+20.5%	+27.6%
Interest expenses	(836)	(773)	(770)	+8.2%	+8.5%
Income from securities and derivatives	558	630	482	-11.4%	+15.8%
Net interest income	**1,135**	**1,030**	**819**	**+10.2%**	**+38.6%**
Revenues from services and commissions	468	397	348	+17.8%	+34.5%
Expenses from services and commissions	(38)	(33)	(32)	+14.4%	+16.8%
Other revenues	111	85	131	+31.5%	-15.2%
Revenue	**1,676**	**1,479**	**1,265**	**+13.4%**	**+32.4%**
Impairment losses on financial assets	(471)	(421)	(408)	+11.9%	+15.6%
Net result of losses	**1,205**	**1,057**	**858**	**+13.9%**	**+40.5%**
Administrative expenses	(475)	(403)	(363)	+17.9%	+30.9%
Personnel expenses	(259)	(204)	(211)	+26.8%	+22.9%
Tax expenses	(124)	(99)	(94)	+24.4%	+31.4%
Depreciation and amortization	(53)	(53)	(41)	+0.6%	+31.4%
Income from equity interests in affiliates	(0)	(0)	(4)	-100.0%	-100.0%
Profit / (loss) before income tax	**294**	**298**	**145**	**-1.2%**	**+102.2%**
Income tax and social contribution	(34)	(75)	(41)	-54.7%	-17.6%
Profit / (loss)	**260**	**223**	**104**	**+16.8%**	**+149.6%**

Strategic Update | Business Updates | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix 25

Appendix

inter&co

Non-IFRS measures - Inter Pag

R$ millions

Total gross revenues (R$ millions)	(+) 3Q24 Inter&Co	(-) 3Q24 Inter Pag	(+) 3Q24 Eliminations	(=) 3Q24 Inter&Co Excl. Inter Pag
Total gross revenues	**2,684**	**55**	**9**	**2,638**
Interest income	1,412	28	9	1,393
Income from securities and derivatives	558	-	-	558
Gross revenues from services and commissions	468	24	-	444
Other revenues	111	4	-	108
(+) Cashback expenses	104	-	-	104
(+) Inter rewards	30	-	-	30

Total net revenues (R$ millions)	(+) 3Q24 Inter&Co	(-) 3Q24 Inter Pag	(+) 3Q24 Eliminations	(=) 3Q24 Inter&Co Excl. Inter Pag
Total net revenues	**1,676**	**43**	**9**	**1,641**
Net fee revenues	541	24	-	517
Net revenues from services and commissions	*430*	*21*	-	*409*
Other revenues	*111*	*4*	-	*108*
Net interest income	**1,135**	19	9	1,125
Interest income	*1,412*	*28*	*9*	*1,393*
Income from securities and derivatives	*558*	-	-	*558*
Interest expenses	(836)	(9)	-	(827)

Total expenses (R$ millions)	(+) 3Q24 Inter&Co	(-) 3Q24 Inter Pag	(+) 3Q24 Eliminations	(=) 3Q24 Inter&Co Excl. Inter Pag
Total expenses	**787**	**49**	-	**738**
Personal expenses	259	21	-	238
Data processing	188	6	-	182
Advertisement and marketing	81	1	-	81
Depreciation and amortization	53	7	-	46
Others	206	14	-	191

Strategic Update | Business Updates | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix 26

Appendix

Non-IFRS measures - Inter Pag

R$ millions

	(+) 3Q24 Inter&Co	(-) 3Q24 Inter Pag	(+) 3Q24 Eliminations	(=) 3Q24 Inter&Co Excl. Inter Pag
Total net revenues 3Q24 (-) tax expenses 3Q24	**1,553**	**42**	**9**	**1,520**
Total net revenues 3Q24	1,676	43	9	1,641
(-) Tax expenses 3Q24	(124)	(2)	-	(122)
(÷) Total net revenues 4Q21 (-) tax expenses 4Q21	**683**	-	-	**683**
Total net revenues 4Q21	731	-	-	731
(-) Tax expenses 4Q21	(48)	-	-	(48)
		-	-	-
Net revenue 3Q24 Index 100	**227**	-	-	**223**
Personal + Adm expenses 3Q24	**734**	**42**	-	692
Personal expenses 3Q24	259	21	-	238
Administrative expenses 3Q24	475	21	-	454
Personal + Adm expenses 4Q21	**584**	-	-	**584**
Personal expenses 4Q21	147	-	-	147
Administrative expenses 4Q21	437	-	-	437
Personal + Adm expenses 3Q24 Index 100	**126**	-	-	**118**

Strategic Update | Business Updates | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix 27

Appendix

inter&co

Non-IFRS measures - Inter Pag

R$ millions

Efficiency ratio (%)	(+) 3Q24 Inter&Co	(-) 3Q24 Inter Pag	(+) 3Q24 Eliminations	(=) 3Q24 Inter&Co Excl. Inter Pag
Total operational expenses	787	49	-	738
Personnel expenses	259	21	-	238
Administrative expenses	475	21	-	454
Depreciation and amortization	53	7	-	46
(÷) Total net revenues excluding tax expenses	1,553	42	9	1,520
Net interest income	1,135	19	9	1,125
Net result from services and commissions	430	21	-	409
Other revenues	111	4	-	108
Tax expenses	(124)	(2)	-	(122)
(=) Efficiency ratio (%)	**50.7%**			**48.6%**

Personnel efficiency ratio (%)	(+) 3Q24 Inter&Co	(-) 3Q24 Inter Pag	(+) 3Q24 Eliminations	(=) 3Q24 Inter&Co Excl. Inter Pag
Personnel expenses	259	21	-	238
(÷) Total net revenues excluding tax expenses	1,553	42	9	1,520
Net interest income	1,135	19	9	1,125
Net result from services and commissions	430	21	-	409
Other revenues	111	4	-	108
Tax expenses	(124)	(2)	-	(122)
(=) Personnel efficiency ratio (%)	**16.7%**			**15.7%**

Administrative efficiency ratio (%)	(+) 3Q24 Inter&Co	(-) 3Q24 Inter Pag	(+) 3Q24 Eliminations	(=) 3Q24 Inter&Co Excl. Inter Pag
Administrative expenses + D&A	528	28	-	500
Administrative expenses	475	21	-	454
Depreciation and amortization	53	7	-	46
(÷) Total net revenues excluding tax expenses	1,553	42	9	1,520
Net interest income	1,135	19	9	1,125
Net result from services and commissions	430	21	-	409
Other revenues	111	4	-	108
Tax expenses	(124)	(2)	-	(122)
(=) Administrative efficiency ratio (%)	**34.0%**			**32.9%**

Strategic Update | Business Updates | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix 28

Appendix Non-IFRS measures and KPIs Activation Rate: Number of active clients at the end of the quarter Total number of clients at the end of the quarter Active clients: We define an active client as a customer at any given date that was the source of any amount of revenue for us in the preceding three months, or/and a customer that used products in the preceding three months. For Inter insurance, we calculate the number of active clients for our insurance brokerage vertical as the number of beneficiaries of insurance policies effective as of a particular date. For Inter Invest, we calculate the number of active clients as the number of individual accounts that have invested on our platform over the applicable period. Active clients per employee: Number of active clients at the end of the quarter Total number of employees at the end of the quarter, including interns Administrative efficiency ratio: Administrative expenses + Depreciation and amortization Net Interest Income + Net result from services and comissions + Other revenue − Tax expense Annualized interest rates: Yearly rate calculated by multiplying the quarterly interest by four, over the average portfolio of the last two quarters. All-in loans rate considers Real Estate, Personal +FGTS, SMBs, Credit Card, excluding non-interest earnings credit card receivables, and Anticipation of Credit Card Receivables. Anticipation of credit card receivables: Disclosed in note 9.a of the Financial Statements, line " "Loans to financial institutions”. ARPAC gross of interest expenses: (Interest income + (Revenue from services and comissions − Cashback − Inter rewards) + Income from securities and derivarives + Other revenue) ÷ 3 Average of the last 2 quarters Active Clients ARPAC net of interest expenses: (Revenue − Interest expenses) ÷ 3 Average of the last 2 quarters Active Clients ARPAC per quarterly cohort: Total Gross revenue net of interest expenses in a given cohort divided by the average number of active clients in the current and previous periods1. Cohort is defined as the period in which the client started his relationship with Inter. 1 - Average number of active clients in the current and previous periods: For the first period, is used the total number of active clients in the end of the period. Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Appendix 29Business Updates Strategic Update

Appendix Non-IFRS measures and KPIs Assets under custody (AuC): We calculate assets under custody, or AUC, at a given date as the market value of all retail clients’ assets invested through our investment platform as of that same date. We believe that AUC, as it reflects the total volume of assets invested in our investment platform without accounting for our operational efficiency, provides us useful insight on the appeal of our platform. We use this metric to monitor the size of our investment platform. Card fee revenue: It is part of the “Revenue from services and commission” and “Other revenue” on IFRS Income Statement. Client acquisition cost (CAC): The average cost to add a client to the platform, considering operating expenses for opening an account, such as onboarding personnel, embossing and sending cards and digital marketing expenses with a focus on client acquisition, divided by the number of accounts opened in the quarter. Card+Pix TPV: Pix, debit and credit cards and withdrawal transacted volumes of a given period. Pix is a Central Bank of Brazil solution to bring instant payments among banks and financial institutions in Brazil. Card+Pix TPV per active client: Card+Pix TPV for a given period divided by the number of active clients as of the last day of the period. Cost of funding: Interest expenses × 4 Average of last 2 quarters Interest bearing liabilities (demand deposits, time deposits, savings deposits, creditors by resources to release, securities issued, securities sold under agreements to repurchase, interbank deposits and others) Cost of risk: Impairment losses on Minancial assets × 4 Average of last 2 quarters of Loans and advances to customers Cost of risk excluding anticipation of credit card receivables: Impairment losses on Minancial assets × 4 Average of last 2 quarters of Loans and advances to customers excluding anticipation of credit card receivables Cost of risk excluding credit card: Impairment losses on Minancial assets × 4 Average of last 2 quarters of Loans and advances to customers excluding credit card Cost-to-serve (CTS): Personnel Expense + Administrative Expenses − Total CAC ÷ 3 Average of the last 2 quarters Active Clients Coverage ratio: Provision for expected credit loss Overdue higher than 90 days Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Appendix 30Business Updates Strategic Update

Appendix

Non-IFRS measures and KPIs

Efficiency ratio:

$$\frac{\text{Personnel expense} + \text{Administrative expenses} + \text{Depreciation and amortization}}{\text{Net Interest Income} + \text{Net result from services and comissions} + \text{Other revenue} - \text{Tax expense}}$$

Fee revenue ratio:

$$\frac{\text{Net result from services and commissions} + \text{Other revenue}}{\text{Net Interest Income} + \text{Net result from services and comissions} + \text{Other revenue} - \text{Tax expense}}$$

Funding:

Demand Deposits + Time Deposits + Securities Issued + Savings Deposits + Creditors by Resources to Release + Securities sold under agreements to repurchase + Interbank deposits + Borrowing and onlending

Global Services Clients:
Includes Brazilian Global Account clients, US clients and international investors.

Gross loan portfolio:

Loans and Advance to Customers + Loans to financial institutions

Gross merchandise volume (GMV):
Gross merchandise value, or GMV, for a given period as the total value of all sales made or initiated through our Inter Shop & Commerce Plus platform managed by Inter Shop & Commerce Plus.

Gross take rate:

$$\frac{\text{Inter Shop gross revenue}}{\text{GMV}}$$

Interest Earning portfolio (IEP):

Interest Earnings Portfolio includes "Amounts due from financial institutions" + "Loans and advances to customers" + "Securities" + "Derivatives" from the IFRS Balance Sheet – Credit Card Transactor Portfolio

Margin per active client gross of interest expenses:

$$\text{ARPAC gross of interest expenses} - \text{cost} - \text{to} - \text{serve}$$

Margin per active client net of interest expenses:

$$\text{ARPAC net of interest expenses} - \text{cost} - \text{to} - \text{serve}$$

Net fee income:

Net result from services and commissions + Other Revenue

Net interest income:

$$\text{Interest Income} + \text{Interest Expenses} + \text{Income from securities and derivatives}$$

Net revenue:

Net interest income + Net result from services and commissions + Other revenue

Strategic Update | Business Updates | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix 31

Appendix

Non-IFRS measures and KPIs

Net take rate:

$$\frac{\text{Inter Shop net revenue}}{\text{GMV}}$$

NIM 1.0 – IEP + Credit Card Transactional Portfolio:

$$\frac{\text{Net interest income x 4}}{\text{Average of 2 Last Quarters of Interest Earning Portfolio} + \text{Credit card transactor portfolio}}$$

NIM 2.0 – IEP Only:

$$\frac{\text{Net interest income x 4}}{\text{Average of 2 Last Quarters of Interest Earning Portfolio}}$$

NPL 15 to 90 days:

$$\frac{\text{Overdue 15 to 90 days}}{\text{Loans and Advance to Costumers} + \text{Loans to financial institutions}}$$

NPL > 90 days:

$$\frac{\text{Overdue higher than 90 days}}{\text{Loans and Advance to Costumers} + \text{Loans to financial institutions}}$$

NPL formation:

$$\frac{\text{Overdue balance higher than 90 days in the current quarter} - \text{Overdue balance higher than 90 days inthe previous quarter} + \text{Write} - \text{off change in the current quarter}}{\text{Total loans and advance to customers in the previous quarter}}$$

Personal efficiency ratio:

$$\frac{\text{Personnel expense}}{\text{Net Interest Income} + \text{Net result from services and comissions} + \text{Other revenue} - \text{Tax expense}}$$

Primary Banking Relationship:
A client who has 50% or more of their income after tax for that period flowing to their bank account with us during the month.

Return on average equity (ROE):

$$\frac{(\text{Profit / (loss) for the quarter}) \times 4}{\text{Average of last 2 quarters of total shareholder`s equity}}$$

Risk-adjusted efficiency ratio:

$$\frac{\text{Personnel expense} + \text{Administrative expenses} + \text{Depreciation and amortization}}{\text{Net Interest Income} + \text{Net result from services and comissions} + \text{Other revenue} - \text{Tax expense} - \text{Impairment losses on financial assets}}$$

Risk-adjusted NIM 1.0

$$\frac{(\text{Net interest income} - \text{Impairment losses on financial assets}) \text{ x 4}}{\text{Average of 2 Last Quarters of Interest Earning Portfolio} + \text{Credit card transactor portfolio}}$$

Strategic Update | Business Updates | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix 32

Appendix Non-IFRS measures and KPIs Risk-Adjusted NIM 2.0: Net interest income − Impairment losses on Minancial assets x 4 Average of 2 Last Quarters of Interest Earning Portfolio Securities: Income from securities and derivatives – Income from derivatives SG&A: Administrative Expenses + Personnel Expenses + Depreciation and Amortization Stage 3 formation: Stage 3 balance in the current quarter – Stage 3 balance in the previous quarter +Write − off change in the current quarter Total loans and advance to customers in the previous quarter Tier I ratio: Tier I referential equity Risk weighted assets Total gross revenue: Interest income + Revenue from services and commissions − Cashback expenses − Inter rewards + Income from securities and derivatives + Other revenue Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Appendix 33Business Updates Strategic Update

Appendix Disclaimer This report may contain forward-looking statements regarding Inter, anticipated synergies, growth plans, projected results and future strategies. While these forward-looking statements reflect our Management’s good faith beliefs, they involve known and unknown risks and uncertainties that could cause the company’s results or accrued results to differ materially from those anticipated and discussed herein. These statements are not guarantees of future performance. These risks and uncertainties include, but are not limited to, our ability to realize the amount of projected synergies and the projected schedule, in addition to economic, competitive, governmental and technological factors affecting Inter, the markets, products and prices and other factors. In addition, this presentation contains managerial numbers that may differ from those presented in our financial statements. The calculation methodology for these managerial numbers is presented in Inter’s quarterly earnings release. Statements contained in this report that are not facts or historical information may be forward-looking statements under the terms of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may, among other things, beliefs related to the creation of value and any other statements regarding Inter. In some cases, terms such as “estimate”, “project”, “predict”, “plan”, “believe”, “can”, “expectation”, “anticipate”, “intend”, “aimed”, “potential”, “may”, “will/shall” and similar terms, or the negative of these expressions, may identify forward looking statements. These forward-looking statements are based on Inter's expectations and beliefs about future events and involve risks and uncertainties that could cause actual results to differ materially from current ones. Any forward-looking statement made by us in this document is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise. For additional information that about factors that may lead to results that are different from our estimates, please refer to sections “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” of Inter&Co Annual Report on Form 20-F. The numbers for our key metrics (Unit Economics), which include active users, as average revenue per active client (ARPAC), cost-to-serve (CTS), are calculated using Inter’s internal data. Although we believe these metrics are based on reasonable estimates, but there are challenges inherent in measuring the use of our business. In addition, we continually seek to improve our estimates, which may change due to improvements or changes in methodology, in processes for calculating these metrics and, from time to time, we may discover inaccuracies and make adjustments to improve accuracy, including adjustments that may result in recalculating our historical metrics. About Non-IFRS Financial Measures To supplement the financial measures presented in this press release and related conference call, presentation, or webcast in accordance with IFRS, Inter&Co also presents non-IFRS measures of financial performance, as highlighted throughout the documents. The non-IFRS Financial Measures include, among others: Adjusted Net Income, cost-to-serve, Cost of Funding, Efficiency Ratio, Underwriting, NPL > 90 days, NPL 15 to 90 days, NPL and Stage 3 Formation, Cost of Risk, Coverage Ratio, Funding, All-in Cost of Funding, Gross Merchandise Volume (GMV), Premiuns, Net Inflows, Global Services Deposits and Investments, Fee Income Ratio, Client Acquisition Cost, Cards+Pix TPV, Gross ARPAC, Net ARPAC, Marginal NIM 1.0, Marginal NIM 2.0, Net Interest Margin IEP + Non-int. CC Receivables (1.0), Net Interest Margin IEP (2.0), Cost-to-Serve. A “non-IFRS financial measure” refers to a numerical measure of Inter&Co’s historical or financial position that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS in Inter&Co’s financial statements. Inter&Co provides certain non-IFRS measures as additional information relating to its operating results as a complement to results provided in accordance with IFRS. The non-IFRS financial information presented herein should be considered together with, and not as a substitute for or superior to, the financial information presented in accordance with IFRS. There are significant limitations associated with the use of non-IFRS financial measures. Further, these measures may differ from the non-IFRS information, even where similarly titled, used by other companies and therefore should not be used to compare Inter&Co’s performance to that of other companies. Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Appendix 34Business Updates Strategic Update

SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. INTER & Co, INC. By: /s/ Rafaela de Oliveira Vitoria Name: Rafaela de Oliveira Vitoria Title: Investor Relations Officer Date: November 14, 2024